sirit Inc.

03 AUG 29 AM 7:21

August 20, 2003


03029668

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Enclosed please find a copy of News Release #03-12 for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

dw 9/2

#2450 – 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 Website: www.sirit.com

Reg. No 82-3200



NEWS RELEASE

August 20, 2003

TSX Trading Symbol: SI

News Release #03-12

SIRIT Inc. Announces Results of Rights Offering

Vancouver, BC and Toronto, ON – August 20, 2003 – SIRIT Inc. ("SIRIT") (TSX: SI) today announced that it has successfully completed its rights offering of 11,380,312 SIRIT common shares at CDN$0.1575 per share and that common shares issued pursuant to additional subscription privileges have now been allocated. The issue was substantially oversubscribed. The offering resulted in gross proceeds of CDN$1,792,399 to SIRIT.

Evansville, Ltd. acted as standby purchaser in connection with the rights offering. Evansville also agreed to purchase by way of private placement 4,492,703 common shares of SIRIT at CDN$0.1575 per share, subject to SIRIT obtaining all requisite regulatory approvals, including the approval of the Toronto Stock Exchange. The private placement was closed in escrow concurrently with the closing of the rights offering, pending final approval of the Toronto Stock Exchange which is expected to be received within the next few weeks. Total gross proceeds received by SIRIT pursuant to the rights offering and the private placement were CDN$2,500,000.

Following the rights offering and the private placement, there are an aggregate of 61,394,264 common shares of SIRIT issued and outstanding. Evansville has advised SIRIT that following completion of the rights offering and the private placement it now owns 8,867,321 (14.4%) common shares of SIRIT.

As at the time of closing of the rights offering and the private placement, SIRIT owed approximately CDN$1,785,437 to Evansville (principal and accrued interest) pursuant to a bridge loan facility. All amounts owing to Evansville under the bridge loan facility were repaid with the proceeds received from the rights offering and the private placement. The balance of the proceeds received will be used to fund SIRIT's continued growth.

About SIRIT:

SIRIT is a leading designer, developer and manufacturer of radio frequency identification (RFID) products and solutions. Offering an extensive line of products and solutions that support a broad range of RFID tags, standards, and frequencies, SIRIT's RFID products have been deployed to numerous blue chip companies across a wide range of applications including supply chain management, electronic toll collection (ETC), automatic vehicle identification (AVI), cashless payments, and product authentication. Catalyzed by the rapid development of global standards (e.g. UCC / Auto-ID, ISO), support from the leading retailers and manufacturers (e.g. Wal-Mart (NYSE: WMT)), and the promise of unprecedented efficiency improvements (e.g. real-time inventory visibility and responsiveness), RFID is moving to the forefront of the supply chain and other mass-market applications. As a pure play RFID company with an extensive and flexible line of products, and experienced engineering, manufacturing, and customer service teams, SIRIT is uniquely positioned to capitalize on the impending RFID revolution.

For more information on SIRIT visit www.sirit.com or call (800) 498-8760.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

The securities issued to Evansville in the private placement have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat Investor Relations and Administration Tel.: 1-800-626-7221 jsegat@sirit.com	Fred Veinot Vice President, Marketing Tel.: 1-800-498-8760 ext. 225 fveinot@sirit.com